THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(d) OF REGULATION S-T


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)


                             HARKEN ENERGY CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  412552-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas A. Huser, Esq.
                           Quadrant Management, Inc.
                              127 East 73rd Street
                           New York, New York  10021
                                 (212) 439-9292
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 7, 1995
- -------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with this statement  / / .

                        (Continued on following page(s))

                               Page 1 of 10 Pages

                        Exhibit Index Appears on Page 8

CUSIP NO. 412552-10-1             13D                        Page 2 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NAR Group Limited (formerly North American Resources Limited)

- -------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER              (a) / /
         OF A GROUP                                         (b) /X/

- -------------------------------------------------------------------------------

3        SEC USE ONLY

- -------------------------------------------------------------------------------

4        SOURCE OF FUNDS          AF

- -------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION      British Virgin
                                                   Islands

- -------------------------------------------------------------------------------

                 7       SOLE VOTING POWER                     None
   NUMBER
     OF          --------------------------------------------------------------
   SHARES
BENEFICIALLY     8       SHARED VOTING POWER                   4,691,706 shares
   OWNED
     BY          --------------------------------------------------------------
    EACH
  REPORTING      9       SOLE DISPOSITIVE POWER                None
   PERSON
    WITH         --------------------------------------------------------------

                 10      SHARED DISPOSITIVE POWER              4,691,706 shares

- -------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                4,691,706 shares

- -------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  / /
         CERTAIN SHARES

CUSIP NO. 412552-10-1             13D                        Page 3 of 10 Pages



- -------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.7%

- -------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON          CO, HC

- -------------------------------------------------------------------------------

          CUSIP NO. 412552-10-1              13D              Page 4 of 10 Pages




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alan Grant Quasha

- -------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER        (a) / /
     OF A GROUP                                   (b) /X/

- -------------------------------------------------------------------------------

3    SEC USE ONLY

- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS          AF, PF, SC

- -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS     / /
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.A.

- -------------------------------------------------------------------------------

   NUMBER      7    SOLE VOTING POWER              101,000 shares
     OF        ----------------------------------------------------------------
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER          4,691,706 shares
    OWNED      ----------------------------------------------------------------
     BY
    EACH       9    SOLE DISPOSITIVE POWER         101,000 shares
  REPORTING    ----------------------------------------------------------------
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER     4,691,706 shares

- -------------------------------------------------------------------------------

          CUSIP NO. 412552-10-1              13D              Page 5 of 10 Pages



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                      4,792,706 shares

- --------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          / /
     EXCLUDES CERTAIN SHARES

- --------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    7.85%

- --------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON      IN

- --------------------------------------------------------------------------------

          CUSIP NO. 412552-10-1         13D    Page 6 of 10 Pages




     Item 1.   Security and Issuer.

               This Amendment No. 9 to Statement on Schedule 13D (this "Amendment"), filed with respect to events that occurred on or prior to April 7, 1995, relates to the shares of Common Stock, par value $.01 per share, of Harken Energy Corporation (the "Common Stock" and the "Issuer", respectively), a Delaware corporation whose principal executive offices are located at MacArthur Center II, Suite 400, 5605 North MacArthur Boulevard, Irving, Texas 75038. The original Statement on Schedule 13D, as modified by all prior amendments, is referred to herein as the "Amended Statement".

     Item 3.   Source and Amount of Funds or Other Consideration.

               Item 3 of the Amended Statement is hereby amended by inserting the following language before the last paragraph thereof:

          "During the past fifty days, the Reporting Persons have disposed of an aggregate of 746,000 shares of Common Stock in transactions on the American Stock Exchange in accordance with Rule 144 (b) and (k) promulgated under the Securities Act of 1933, as amended. Such sales are detailed on Exhibit U hereto."

     Item 5.   Interest in Securities of the Issuer.

               Item 5 of the Amended Statement is hereby amended by deleting the first and third paragraphs thereof and paragraph (c) thereof and substituting the following language in lieu thereof:

               "(a) & (b) Based on the information provided to the Reporting Persons by the Issuer, the Issuer had a total of 61,042,853 shares of Common Stock outstanding as of March
     29, 1995.

               Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 4,792,706 shares of Common Stock constituting approximately 7.85% of the issued and outstanding shares of Common Stock. Such amount includes 101,000 shares of Common Stock owned by Mr.

          CUSIP NO. 412552-10-1         13D    Page 7 of 10 Pages



     Quasha for which he has sole voting and dispositive power. Such amount also includes an aggregate of 524,686 shares of Common Stock which the Reporting Persons have the right to acquire through the exercise of outstanding options. Other than the 101,000 shares owned by Mr. Quasha, for purposes of
     Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

               (c) Other than the transactions described in this Amended Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B."

CUSIP NO. 412552-10-1               13D                       Page 8 of 10 Pages


Item 7.              Material to be Filed as Exhibits.                Page
                     ---------------------------------                ----
                     Exhibits A - T:  [Previously filed.]

                     Exhibit U:     Sales of Common Stock
                                    February 17, 1995 through
                                    April 7, 1995

CUSIP NO. 412552-10-1               13D                       Page 9 of 10 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 7, 1995

                                                  NAR GROUP LIMITED

                                                       /s/ Thomas A. Huser
                                                  By:  _________________________
                                                       Thomas A. Huser, its
                                                       Attorney-in-Fact

                                                  ALAN GRANT QUASHA

                                                       /s/ Thomas A. Huser
                                                  By:  _________________________
                                                       Thomas A. Huser, his
                                                       Attorney-in-Fact

                                EXHIBIT INDEX


Exhibit No.                     Description                       Page No.
Ex-99.U                         Sales of Common Stock